December 10, 2024

Lei Wang
Chief Financial Officer
Lion Copper and Gold Corp.
750 West Pender Street
Vancouver, British Columbia
V6C 2T8

       Re: Lion Copper and Gold Corp.
           Form 10-K for the Fiscal year Ended December 31, 2023
           Filed April 1, 2024
           File No. 000-55139
Dear Lei Wang:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal year Ended December 31, 2023 Filed April 1, 2024
Item 2. Properties, page 17

1. Please provide a summary of your mineral properties as required by Item 1303(b) of
       Regulation S-K. This disclosure should include a map of all mineral properties and include an overview of all properties in which you have an interest, including royalty properties. This disclosure may be in narrative or tabular format.

       Clearly identify which properties you consider to be material properties.
2.     For each material property please provide the disclosure required by
Item 1304(b) of
       Regulation S-K.
3. Please disclose the information required by Item 1305 with respect to your internal controls used in your exploration and mineral resource and reserve estimation efforts.
 December 10, 2024
Page 2
4. We note that you have disclosed mineral resources for the Yerington deposit on page
       F-68 of your filing and on your company website. Only S-K 1300 compliant mineral resources may be disclosed in your filing. Please revise to disclose your S-K 1300 mineral resources in the mineral property section of your filing as required by Item
       1303(b)(3) and Item 1304(d)(1) of Regulation S-K.

       Please file your S-K 1300 compliant technical report summary to support mineral resources as required by Item 1302(b) of Regulation S-K.
5. Please revise to remove the results of your preliminary economic assessment until you have completed and filed an S-K 1300 initial assessment that includes an assessment of the economic potential of your mineral resources.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation